Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Certain statements in this material change report constitute forward-looking statements. Readers should refer to the cautionary notice regarding forward-looking statements that appears at the end of this report.

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

2.	Date of Material Change

September 27, 2014

3.	News Release

A news release disclosing the material change was issued through Marketwired on September 29, 2014.

4.	Summary of Material Change

Encana Corporation (“Encana” or the “Company”) announced that is has entered into a definitive merger agreement pursuant to which Encana’s indirect, wholly-owned subsidiary would acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes, for a total transaction value of approximately US$7.1 billion.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

Encana announced that it has entered into a definitive merger agreement pursuant to which Encana’s indirect, wholly-owned subsidiary would acquire all of the issued and outstanding shares of common stock of Texas-based Athlon by means of an all-cash tender offer for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes, for a total transaction value of approximately US$7.1 billion.

Upon completion, the acquisition would add approximately 140,000 net acres in the Midland Basin of Texas (Midland, Martin, Howard, Glasscock and other counties), together with current net production of about 30,000 barrels of oil equivalent per day (boe/d) based on Athlon’s current estimated production, including recent acquisitions, approximately 80% of which is comprised of crude oil and natural gas liquids. As of the second quarter of 2014, approximately 1,121 vertical wells and 17 horizontal wells are producing on the acquired lands. Pro forma for recent acquisitions, Athlon estimates that it has net proved reserves of 173 million of barrels of oil equivalent. In 2015, Encana intends to invest at least US$1 billion of capital into developing the acquired lands and to increase drilling activity to utilize at least seven horizontal rigs by year-end 2015.

The transaction has been unanimously approved by the board of directors of both Encana and Athlon. The board of directors of Athlon has also recommended that its shareholders tender their shares to the Offer. Subject to certain conditions, Athlon’s senior management, as well as funds affiliated with Apollo Global Management, LLC, have agreed to tender their respective shares to the Offer, which on a combined basis represents approximately 35.8 percent of Athlon shares on a fully diluted basis.

The transaction is subject to the terms and conditions set forth in the merger agreement, including that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. If the conditions in the merger agreement are met, promptly following consummation of the Offer, Encana’s indirect, wholly-owned subsidiary will be merged into Athlon and any shares not tendered into the Offer will be cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Closing of the transaction is expected by year-end 2014.

A copy of the merger agreement is available on Encana’s SEDAR profile at www.sedar.com.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

October 1, 2014

ADDITIONAL INFORMATION — The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Athlon or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Encana and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Athlon. The offer to purchase shares of Athlon will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

ADVISORY REGARDING OIL AND GAS INFORMATION—In this material change report, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Boe may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Reserve and production information contained herein is based on internal estimates of Athlon, and such reserve estimates have not been independently evaluated, audited or reviewed. Such reserves information is based on United States evaluation methodology and has not been prepared in accordance with National Instrument 51-101 of the Canadian Securities Administrators or applicable Canadian evaluation standards.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—Certain statements contained in this material change report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this material change report include, but are not limited to, statements with respect to: the anticipated purchase price for Athlon by means of an all-cash tender offer; the expectation that Athlon shareholders tender their shares to the Offer; the expected timing of the Offer and anticipated cash per share; the expected closing date of the Athlon transaction; the expectation that closing conditions will be satisfied and regulatory approvals will be obtained, including that at least a majority of the Athlon shares on a fully diluted basis are tendered and that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated; the composition of the percentage of crude oil and natural gas liquids associated with the Athlon lands (the “Lands”); the number of vertical and horizontal wells producing on the Lands and the associated proved reserves; and Encana’s intention to invest at least US$1 billion of capital into developing the Lands and to increase drilling activity to utilize at least seven horizontal rigs by year-end 2015.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that Encana may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the transaction will be completed. Completion of the transaction is subject to a number of risks and uncertainties, including without limitation, that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in Encana’s news release dated September 29, 2014 or its Annual Information Form dated February 20, 2014.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGLs production from existing properties within its asset portfolio.

Furthermore, the forward looking statements contained in this material change report are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this material change report are expressly qualified by this cautionary statement.